                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)1

                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,582,050
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,582,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,582,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   1,592,050(1)
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,592,050 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,592,050 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes 10,000 shares of Common Stock  underlying  options granted to Mr.
      Lichtenstein that are exercisable within 60 days of the date hereof.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   5,000 (1)
   OWNED BY
     EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of 5,000 shares of Common Stock underlying options granted to Mr.
      Kassan that are exercisable within 60 days of the date hereof.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 13 ("Amendment No. 13") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 13 amends the
Schedule 13D as specifically set forth.

     Item 4 is hereby amended to add the following:

            On July 25,  2003,  Warren  Lichtenstein,  a director of the Issuer, delivered a letter to certain  members of the Board of  Directors  of the Issuer
(Harold Gelb,  Richard Erkeneff,  Page Hoeper and Joseph  Schneider),  a copy of which is attached as an exhibit  hereto and  incorporated  herein by  reference, expressing his great disappointment with the Issuer's lack of progress since the
2002  Annual  Meeting  of  Stockholders.   Mr.   Lichtenstein  states  that  the
controlling  members of the Board of Directors have not responded  positively to almost all the efforts  made by him and Glen Kassan to  implement  material  and long overdue changes that they believe will help maximize stockholder value. Mr.
Lichtenstein  also  indicates  that he will  submit to the  Issuer's  Nominating
Committee the names of two  independent  and highly  qualified  individuals  for nomination by the Issuer as directors at the 2003 Annual Meeting of Stockholders scheduled for October 8, 2003. If Messrs.  Lichtenstein  and Kassan cannot reach an agreement with the Issuer  concerning the Issuer's  director  nominees at the
2003 Annual Meeting, they will run their own slate of directors in opposition to the Issuer's  nominees at the  meeting.  Mr.  Lichtenstein  continues to seek an amicable  resolution  with  the  controlling  members  of the  Board by way of a settlement agreement previously presented to the Issuer.

     The first paragraph of Item 5(a) is hereby amended and restated to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 13,070,918  Shares  outstanding, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

     Item 7 is hereby amended to add the following exhibit:

            15.    Letter from Warren G.  Lichtenstein  to Harold Gelb,  Richard
                   Erkeneff,  Page Hoeper and Joseph  Schneider,  dated July 25,
                   2003.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2003                    STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By:  /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

                                         /s/ Glen M. Kassan
                                         ---------------------------------------
                                         GLEN M. KASSAN

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

                                  Exhibit Index
                                  -------------

                     Exhibit                                                Page
                     -------                                                ----

1.   Joint Filing Agreement (previously filed).

2.   Joint Filing Agreement between Steel Partners II, L.P.,
     Warren G.  Lichtenstein  and James R. Henderson,  dated
     March 9, 2000 (previously filed).

3.   Director Nomination Letter from Steel Partners II, L.P.
     to United Industrial  Corporation,  dated March 9, 2000
     (previously filed).

4.   Agreement by and among United  Industrial  Corporation,
     Steel  Partners II, L.P.,  Warren G.  Lichtenstein  and
     James R.  Henderson,  dated March 29, 2000  (previously
     filed).

5.   Agreement by and among United  Industrial  Corporation,
     Steel  Partners II, L.P.,  Warren G.  Lichtenstein  and
     James  R.   Henderson   dated  as  of  March  7,   2001
     (previously filed).

6.   Joint Filing  Agreement by and among Steel Partners II,
     L.P.,  Warren G.  Lichtenstein  and James R. Henderson,
     dated March 7, 2001 (previously filed).

7.   Joint Filing  Agreement by and among Steel Partners II,
     L.P.,  Warren G.  Lichtenstein,  James R. Henderson and
     Glen Kassan, dated April 2, 2002 (previously filed).

8.   Director Nomination Letter from Steel Partners II, L.P.
     to United Industrial Corporation, dated March 26, 2002,
     and Exhibits A-D thereto (previously filed).

9.   Letter  from Steel  Partners  II,  L.P. to the Board of
     Directors  of  United  Industrial  Corporation,   dated
     August 19, 2002 (previously filed).

10.  Letter   from  Steel   Partners   II,  L.P.  to  United
     Industrial   Corporation,   dated   August   19,   2002
     (previously filed).

11.  Press  Release  issued by Steel  Partners  II,  L.P. on
     October 4, 2002 (previously filed).

12.  Letter  from  Warren  G.  Lichtenstein  to the Board of
     Directors of United Industrial Corporation, dated April
     1, 2003 (previously filed).

13.  Letter  from Steel  Partners  II,  L.P. to the Board of
     Directors of United Industrial Corporation, dated April
     18, 2003 (previously filed).

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

14.  Letter from Warren  Lichtenstein  to Richard  Erkeneff,
     Harold Gelb,  Joseph  Schneider and Page Hoeper,  dated
     April 28, 2003 (previously filed).

15.  Letter  from  Warren G.  Lichtenstein  to Harold  Gelb,             9 to 12
     Richard  Erkeneff,  Page  Hoeper  and  Joseph  Schneider,
     dated July 25, 2003.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                               590 Madison Avenue
                               New York, NY 10022
                        (212) 758-3232 fax (212) 758-5789

July 25, 2003

The Board of Directors
Attn: Messrs: Gelb, Erkeneff, Hoeper and Schneider
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022

Gentlemen:

            As a member of the board of directors  and the  beneficial  owner of over 12% of the stock of United  Industrial  Corporation (the  "Company"),  I am
once again  compelled  to publicly  express in writing our great  disappointment with the Company's unfortunate lack of progress in maximizing  stockholder value since my April 1, 2003  letter to you and of  course,  since  the  October  2002 annual meeting of stockholders.

            We have  continued  to make every effort to work  amicably  with the controlling members of the Board (Messrs. Gelb, Hoeper,  Schneider and Erkeneff)
to maximize  stockholder  value and to promote an  atmosphere  of integrity  and accountability in the boardroom.  Unfortunately, the "controlling members of the
Board" still have not responded  positively to almost all of our suggestions and have resisted most of our efforts to foster material and long overdue changes to the  Company  that we  believe  will  significantly  increase  the  value of our company.

            As you should be aware,  the  Nominating  Committee  of the Board of directors, which is controlled by the "controlling members of the Board", has no written charter or process for shareholders or Board members who are not members of the "controlling members of the Board" to submit nominees for the Committee's consideration as potential  directors of the Company for election at the October
2003  annual  meeting.  It is our  understanding  that the  deadline  to  submit nominees is August 6, 2003.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

            Therefore,  we will be  submitting to the  Nominating  Committee the names of two  independent  and highly  qualified  individuals  for nomination as directors at the October  2003 annual  meeting.  We trust that the  "controlling members of the Board" will accept our nominees and avoid  another  proxy contest
(regarding the election of two directors at the October 2003 annual meeting). If however,  we cannot reach agreement with the "controlling  members of the Board"
concerning the Company's  2003 nominees for election to the Board,  we then will be left with no choice but to run our own slate of  directors in  opposition  to the slate  proposed by the  "controlling  members of the  Board."  Additionally, immediately  after the 2003 annual  meeting  and once the  current  "controlling members of the Board" no longer  represent a majority of the Board, we intend to request that Mr.  Erkeneff  resign from the Board (as provided in his employment contract),  and to propose and support the  appointment of Mr. Fred Strader (who will become  President and Chief  Executive  Officer of the Company on August 1,
2003) to complete Mr. Erkeneff's term as a director of the Company.

            As always,  we remain prepared to resolve the "macro  differences of opinion"  between the  "controlling  members of the Board" and Glen Kassan and I under terms very similar to those that I last discussed  with Mr.  Erkeneff (and which were not  accepted  by all of the  "controlling  members  of the  Board").
Consequently,  will refer you to the last proposed  settlement  agreement ("SA")
which I suggest that you promptly reconsider. The SA will be withdrawn on August
1, 2003 if all parties  have not  executed  it. We expect a quick and  favorable response.

            The attached  Exhibit lists actions that are logical and  relatively simple to implement and which we repeatedly  have suggested to the  "controlling members of the Board." We continue  to  encourage  you to support our efforts to require senior  management to carry out these actions as promptly as possible to insure that the best possible value is delivered to the Company's stockholders.

                                Very truly yours,

                                /s/ Warren G. Lichtenstein
                                --------------------------
                                Warren G. Lichtenstein

cc:  Glen Kassan
     Ted Waksman
     Fred Strader

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                      ACTIONS TO MAXIMIZE STOCKHOLDER VALUE
                      -------------------------------------

O     GLEN KASSAN,  FRED STRADER,  AND WARREN LICHTENSTEIN SHOULD BE IMMEDIATELY
      APPOINTED  TO A  TRANSACTION  COMMITTEE  OF  THE  BOARD.  THE  TRANSACTION
      COMMITTEE WOULD WORK CLOSELY WITH MANAGEMENT AND FULLY REPORT, AS PROMPTLY
      AS POSSIBLE AND AS FREQUENTLY AS APPROPRIATE,  TO ALL MEMBERS OF THE BOARD
      WITH RESPECT TO THE CONTINUING  CONSIDERATION  OF THE SALE OF THE COMPANY,
      THE  POTENTIAL  SALE OF THE EXCESS ASSETS OF THE COMPANY AND THE POTENTIAL
      RECAPITALIZATION  OF THE  COMPANY.  WE HAVE  ADVISED THE BOARD ON NUMEROUS
      OCCASIONS THAT BOTH GLEN KASSAN AND I HAVE EXTENSIVE SUCCESSFUL EXPERIENCE
      IN BUYING AND SELLING COMPANIES.  THE FAILURE BY THE "CONTROLLING  MEMBERS
      OF THE BOARD" TO INSIST THAT THE COMPANY  UTILIZE THE MERGER,  ACQUISITION
      AND SALE SKILLS AND EXPERIENCES OF MESSRS.  LICHTENSTEIN AND KASSAN MAY BE
      VIEWED QUITE  NEGATIVELY  BY SOME  STOCKHOLDERS  AND, IN OUR OPINION,  HAS
      ADVERSELY AFFECTED THE PROCESS TO SELL THE COMPANY.

O     A QUALIFIED INVESTMENT BANKER SHOULD BE IMMEDIATELY ENGAGED BY THE COMPANY
      (WE HAVE  SUGGESTED  THE  ORGANIZATION  THAT WE THINK THE  COMPANY  SHOULD
      ENGAGE) EXPLORE THE SALE OF DETROIT STOKER.

O     THE  COMPANY  SHOULD  IMMEDIATELY  CONSIDER  AND  IMPLEMENT,   AS  AND  IF
      APPROPRIATE,  A RECAPITALIZATION IN THE FORM OF A STOCK REPURCHASE PROGRAM
      (SELF-TENDER) AND/OR A DIVIDEND TO STOCKHOLDERS.

O     THE COMPANY SHOULD  ACCELERATE THE PROCESS TO REDUCE ALL  UNNECESSARY  AND
      UNUSUAL  EXPENSES BY, AMONG OTHER THINGS,  CLOSING THE NEW YORK OFFICE AND
      CONSOLIDATING ALL ACTIVITIES IN THE AAI CORPORATION FACILITY.

O     THE COMPANY'S  INVESTOR  RELATIONS  PROGRAM AND  DISCLOSURE  POLICY SHOULD
      UNDERGO A COMPLETE  OVERHAUL TO FOSTER  INVESTOR  CONFIDENCE IN MANAGEMENT
      AND THE  COMPANY.  THE  LAST  CONFERENCE  CALL  THAT  MANAGEMENT  HAD WITH
      INVESTORS  WAS  NOT,  IN MY  OPINION,  SUCCESSFUL  IN  RESTORING  INVESTOR
      CONFIDENCE  IN  MANAGEMENT  OR THE  COMPANY.  ADDITIONALLY,  WE ARE  QUITE
      CONCERNED  THAT  INVESTORS  WILL HAVE A SIMILAR  NEGATIVE  REACTION TO THE
      CONFERENCE CALL FOLLOWING THE RELEASE OF THE EARNINGS FOR THE 2ND QUARTER.
      THEREFORE,  WE HAVE  RECENTLY  SUGGESTED  TO MR.  STRADER  THAT  UPON  HIS
      BECOMING THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY THAT THE
      COMPANY BEGIN MAKING  PRESENTATIONS  AT SEVERAL OF THE  IMPORTANT  DEFENSE
      INDUSTRY   INVESTMENT   CONFERENCE  IN ORDER  TO  INCREASE  THE  COMPANY'S
      VISIBILITY WITH THE INVESTMENT  COMMUNITY (THIS  SUGGESTION WAS REPEATEDLY
      MADE TO MR. ERKENEFF AND THE OTHER "CONTROLLING MEMBERS OF THE BOARD").

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

O     WE WERE ALSO VERY DISAPPOINTED THAT THE "CONTROLLING MEMBERS OF THE BOARD"
      APPROVED AT THE RECENT  COMPENSATION  COMMITTEE  MEETING YET ANOTHER BONUS
      PLAN BASED ON ACHIEVING AN ANNUAL  (2003'S)  BUDGET INSTEAD OF PERFORMANCE
      METRICS  CONSISTENT  WITH THE KEY OBJECTIVES OF THE COMPANY AS APPROVED BY
      THE  BOARD.  FOR SOME TIME WE HAVE  ENCOURAGED  THE  "CONTROLLING  MEMBERS
      BOARD" TO FOCUS ON REWARDING  SUPERIOR  PERFORMANCE  INSTEAD OF MEETING AN
      ANNUAL BUDGET. IT IS ALSO OUR UNDERSTANDING  THAT THE MR. ERKENEFF AND THE
      CHAIRMAN OF THE COMPENSATION COMMITTEE HAD NOT REVIEWED THE "APPROVED" (BY
      THE  COMPENSATION  COMMITTEE)  BONUS PLAN WITH FRED STRADER TO CONFIRM HIS
      THOROUGH   UNDERSTANDING  OF  THE  SUBJECT  PLAN  THAT  MR.  STRADER  WILL
      APPARENTLY HAVE TO COMMUNICATE TO EMPLOYEES AND "MANAGE." WE AGAIN CALL ON
      THE "CONTROLLING  MEMBERS OF THE BOARD" TO MAKE EVERY EFFORT, EVEN AT THIS
      LATE DATE, TO FOSTER A SUCCESSFUL  TRANSFER OF AUTHORITY FROM MR. ERKENEFF
      TO MR. STRADER.